Exhibit 17.1
Date: November 2, 2007
To: Joel Meznik, Chairman of the Audit Committee of the Board of Directors, Greenfield Online, Inc.
     Lise Buyer, Chairman of the Governance and Nominating Committee of the Board of Directors, Greenfield Online, Inc.
Dear Joel and Lise:
Please accept this letter as my resignation from my position as director and Chairman of the Board of Greenfield Online, Inc., effective December 31, 2007. This will also serve as notice of my resignation from my other positions at all of Greenfield Online’s subsidiaries, effective the same date.
It has been a pleasure serving on the Greenfield Online board and working with its directors, officers and employees. Please be advised that I have not tendered my resignation due to any disagreement with Greenfield Online with regard to any of its operations or any of its policies or practices.
Best Regards
/s/ Peter Sobiloff
Peter Sobiloff